CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
For theYears Ended September 30, 2000 and 1999

Utility Operations	2000	1999

Operating revenue:
Residential, commercial and industrial	$12,489,634	$12,668,536
Transportation	3,914,389	3,479,189
Capacity assignment	92,818	128,445

Total operating revenue	16,496,841	16,276,170

Operating expenses and taxes:
Natural gas purchased	9,574,415	9,459,613
Operating and maintenance	3,801,668	3,593,462
Taxes other than federal income taxes	1,508,090	1,570,206
Depreciation	503,248	488,631
Federal income taxes	12,077	42,835

Total operating expenses and taxes	15,399,498	15,154,747

Operating income from utility operations	1,097,343	1,121,423

Unregulated Operations

Unregulated revenue	7,807,053	6,692,216
Unregulated expenses(includes interest expense of	7,428,065	6,483,914
$177,360 for 2000 and $156,382 for 1999)
Operating income from unregulated operations	378,988	208,302

Other income (including net realized gains on
marketable securities of $30,500 and $25,375	76,483	63,353
in 2000 and 1999)

Income before interest expense	1,552,814	1,393,078

Interest expense - regulated	1,081,362	955,130

Net income	$471,452	$437,948
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Weighted average number of shares outstanding-
basic and diluted	460,000	460,000
Basic and diluted earnings per common share	$1.02	$0.95
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See accompanying notes to consolidated financial statements.